ASSET PURCHASE AGREEMENT
THIS ASSET PURCHASE AGREEMENT (this “Agreement”) is made effective as of October 1, 2019 (the “Effective Date”), by and between William Joshua White (the “Seller” or “Josh White”) and Greenfield Groves Inc., a Nevada corporation (the “Purchaser”).
R E C I T A L S
Subject to the terms and conditions set forth herein, the Purchaser desires to purchase from the Seller and the Seller desires to sell to the Purchaser the assets set forth on Schedule 1.1 hereto (the “Assets”).
In consideration of these premises and in further consideration of the mutual covenants, promises and agreements hereinafter set forth, it has been and it is hereby agreed as follows:
1. PURCHASE AND SALE OF ASSETS.
1.1  Agreement to Sell and Purchase Assets.  On and subject to the terms and conditions of this Agreement, Seller agrees to sell, assign, transfer and convey to Purchaser at the Closing (as defined in Section 2.2 below), and Purchaser agrees to purchase and acquire from Seller at the Closing, all of Seller’s right, title and interest in and to all of the Assets.
1.2  Asset Transfer; Passage of Title; Delivery.  Upon the Closing, all of Seller’s right, title and interest in and to all of the Assets shall pass to Purchaser; and Seller shall deliver to Purchaser possession of all of the Asset, and shall further deliver to Purchaser the  Bill of Sale attached hereto as Exhibit A, as well as such other instruments of conveyance as the parties hereto may reasonably request (both at and after the Closing) to effect or evidence the transfers contemplated hereby.

2. PURCHASE PRICE.

2.1  Purchase Price.  The purchase price for the Assets shall be paid in the form of 20,000,000 shares of the Common Stock of Purchaser ( the “Purchase Price”).

2.2  Closing.  The purchase and sale of the Assets shall take place on the Effective Date (the “Closing”) at a location to be mutually agreed upon by the parties.

2.3  Allocation of Purchase Price.  The Purchase Price shall be allocated in accordance with the values for the Assets set forth on Schedule 1.1.  Neither the Seller nor the Purchaser shall take any position on any return, declaration, report or information return or statement relating to taxes inconsistent with such allocation, unless so required by applicable law.  Notwithstanding any other provision of this Agreement, the agreement set forth in this Section 2.3 shall survive the Closing.
3. REPRESENTATIONS AND WARRANTIES.
3.1  Representations and Warranties of Seller.  Seller hereby acknowledges, represents and warrants to Purchaser, as of immediately prior to the Closing, as follows:
(a) Requisite Power and Authority; Enforceability.  Seller has all necessary capacity to execute and deliver this Agreement and the Bill of Sale (collectively, the “Related Agreements”) and perform his obligations thereunder.  All action on Seller’s part required for the lawful execution and delivery of the Related Agreements has been or will be effectively taken prior to the Closing.  Upon their execution and delivery, the Related Agreements will be valid and binding obligations of Seller, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (ii) general principles of equity that restrict the availability of equitable remedies.

(b) No Conflict.  The execution and delivery of the Related Agreements and the other documents, instruments and agreements contemplated hereby and thereby by Seller and the consummation of the transactions contemplated hereby and thereby, do not and will not result in the breach of, or constitute a default under, or require the consent of a third party under, or result in any lien, claim or encumbrance on any of the Purchased Assets under any mortgage, lease, note, bond, indenture, agreement, license or other instrument or obligation to which Seller or any of his assets are bound or affected.
(c) Access to Purchaser Information.  Seller has had access to or been provided with information regarding the Purchaser’s current financial condition and results of operations, business plans and strategies, strategic alternatives and other information about the Purchaser and its business as Seller deems necessary to make an informed decision regarding sale of the Assets in exchange for the Purchase Price.
(d) Title to Interest.  Seller owns the Assets free and clear of all liens and encumbrances.  The Agribusiness Equipment described on Schedule 1.1 is free from all latent and patent defects in design, materials and workmanship, is in good operating condition, normal wear and tear excepted, fit for their current and intended uses.  Seller further acknowledges that neither Seller nor anyone on Seller’s behalf has signed any power of attorney, or other assignment or authorization respecting the same which is now outstanding and in force, and no person, firm or corporation has any right, title, claim, equity or interest in, to or respecting any of the Assets.
3.2  Representations and Warranties of Seller.  Purchaser hereby acknowledges, represents and warrants to Seller, as of immediately prior to the Closing, as follows:
(a) Organization and Good Standing.  The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada.
(b) Requisite Power and Authority; Enforceability.  The Purchaser has all necessary power and authority under all applicable provisions of law and its formation and organization documents to execute and deliver the Related Agreements and to perform its obligations thereunder.  All action on the Purchaser’s part required for the lawful execution and delivery of the Related Agreements has been or will be effectively taken prior to the Closing.  Upon their execution and delivery, the Related Agreements will be valid and binding obligations of the Purchaser, enforceable in accordance with their respective terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights and (ii) general principles of equity that restrict the availability of equitable remedies.
(c) No Conflict.  The execution and delivery of the Related Agreements to which the Purchaser is a party, and the consummation of the transactions contemplated thereby, do not and will not result in the breach of, or constitute a default under, or require the consent of a third party under, or result in any lien, claim or encumbrance of any of the Purchaser’s assets under any mortgage, lease, note, bond, indenture, agreement, license or other instrument or obligation to which the Purchaser or any of its assets are bound or affected.
4. COVENANTS.  Seller and Purchaser hereby covenant and agree that from and after the Closing, each party shall promptly execute and deliver to the other party any and all such further assignments, endorsements and other documents as such other party may reasonably request for the purpose of effecting the transfer of Seller’s title to the Assets to Purchaser and otherwise carrying out the provisions of this Agreement.  This Section 4 shall survive the Closing.

5. MISCELLANEOUS.
5.1  Expenses.  Each of the parties hereto shall bear their own expenses in connection with the negotiation and consummation of the transactions contemplated hereby.  Without limiting the generality of the foregoing, all transfer, documentary, sales, use, stamp, registration and other such taxes, and all conveyance fees, recording charges and other fees and charges (including any penalties and interest) incurred in connection with the consummation of the transactions contemplated by this Agreement shall be paid by Purchaser when due, and Purchaser will, at its own expense, file all necessary tax returns and other documentation with respect to all such taxes, fees and charges, and, if required by applicable law, the parties will join in the execution of any such tax returns and other documentation.
5.2  Entire Agreement; Captions.  This Agreement, the Schedules hereto (which are incorporated herein by reference) and the documents to be executed and delivered in connection herewith, together constitute the entire agreement and understanding between the parties and there are no agreements or commitments with respect to the transactions contemplated herein except as set forth in this Agreement.  This Agreement supersedes any prior agreement or understanding, written or oral, between the parties with respect to the transactions contemplated hereby.  The captions in this Agreement are for convenience only and shall not be considered a part of or affect the construction or interpretation of any provision of this Agreement.
5.3  Amendment; Waiver.  Any term or provision of this Agreement may be amended only by a writing signed by Seller and Purchaser.  The observance of any term or provision of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) only by a writing signed by the party to be bound by such waiver.  No waiver by a party of any breach of this Agreement will be deemed to constitute a waiver of any other breach or any succeeding breach.
5.4  No Third Party Beneficiaries.  Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or to give any person, firm or corporation, other than the parties hereto, any rights or remedies under or by reason of this Agreement.
5.5  Execution in Counterparts.  For the convenience of the parties, this Agreement may be executed in one or more counterparts, each of which shall be deemed an original but all of which together shall constitute one and the same instrument.
5.6  Assignment.  This Agreement may not be assigned by any party hereto without the prior written consent of the other party.
5.7  Benefit and Burden.  This Agreement shall be binding upon, inure to the benefit of, and be enforceable by and against, the parties hereto and their respective successors and permitted assigns.
5.8  Governing Law.  This Agreement shall be governed by and construed in accordance with the laws of the State of Nevada without giving effect to any choice or conflict of law provision or rule (whether of the State of Nevada or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Nevada.
5.9  Severability.  Any term or provision of this Agreement that is invalid or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction.

[Signature page follows]

IN WITNESS WHEREOF, the parties hereto each have executed and delivered this Asset Purchase Agreement effective as of the Effective Date.

SELLER:

By:/s/Josh White

Name: Josh White

PURCHASER:
Greenfield Groves Inc.

By:/s/Linsday Giguiere

Name: Lindsay Giguiere
Title: President

SCHEDULE 1.1
Listing of Assets

1.	50,000 lbs. of TOPPS strain flower-cured hemp. Value $150,000.
2.	The following agribusiness equipment:

Name	Description	Category	Value
Proptek	Trays	Agribusiness Equipment	$3,418.80
MTD Farms	5-Row Planter	Agribusiness Equipment	$48,548.49
Andros	Hybrid Injector Shank	Agribusiness Equipment	$12,020.16
Fresno First Bank	Deposit for Cultivator	Agribusiness Equipment	$10,000.00
Coastal	Trash Pump	Agribusiness Equipment	$1,441.99
Hydro-Flow, Inc.	Filtomat Filtering Element	Agribusiness Equipment	$22,252.24
Pbm Supply Mfg	Injection Pump	Agribusiness Equipment	$2,420.36
Atlas Greenhouse	GREENHOUSE Puchase	Agribusiness Equipment	$17,277.60
Aaron Sansebastian	Big Tex Trailer	Agribusiness Equipment	$10,000.00
Fresno First Bank	Cultivator	Agribusiness Equipment	$6,347.61
Coastal Farm Ran	Generator	Agribusiness Equipment	$599.99
Rogue Pacific Lumber	Drying Racks	Agribusiness Equipment	$973.44
Fresno Grape Stake Yard	Wire - Drying Racks	Agribusiness Equipment	$11,763.88
MTD Farms	Cultivator	Agribusiness Equipment	$6,347.61
HD Acct	Generator	Agribusiness Equipment	$1,125.00
Coastal	Generator	Agribusiness Equipment	$599.09
Carson	Utility Trailer	Agribusiness Equipment	$1,879.78
Home Depot	Drying Rack Mtrls	Agribusiness Equipment	$973.59
Johnson Air Products	Ducting/Mtlrs Sea Trains	Agribusiness Equipment	$1,860.82
Fresno Grape Stake Yard	Wire - Drying Racks	Agribusiness Equipment	$1,298.16
Coastal	Dry Wires	Agribusiness Equipment	$468.46
Ramsay Electric	Electrical for Generator	Agribusiness Equipment	$150.00
WFB Visa	Greenhouse Ducting	Agribusiness Equipment	$509.65
Drop Box	2-40' Containers	Agribusiness Equipment	$6,500.00
Medford Mobile Strg	C-Train Strg (2-Units)	Agribusiness Equipment	$5,150.00
		ASSET VALUE	$173,926.72

EXHIBIT A
BILL OF SALE
(Attached)

BILL OF SALE

This BILL OF SALE is made and entered into effective as of October 1, 2019 by and between William Joshua White (“Seller” or “Josh White”), and Greenfield Groves Inc., a Nevada corporation (“Purchaser”).

RECITALS

A.  Seller and Purchaser are parties to an Asset Purchase Agreement, dated as of the date hereof (the “Purchase Agreement”), whereby Seller has agreed to sell, convey, assign, transfer and deliver to Purchaser the Assets, and Purchaser has agreed to purchase from Seller the Assets, all on terms and conditions set forth in the Purchase Agreement;

B. All capitalized terms used herein which are defined in the Purchase Agreement shall have all the same meanings herein as set forth therein unless specifically defined in this Bill of Sale.

NOW, THEREFORE, pursuant to and in accordance with the terms and conditions of the Purchase Agreement, and for good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

1. Bill of Sale; Assignment of Assets.  Seller does hereby sell, convey, assign, transfer and deliver to Purchaser, and Purchaser does hereby purchase and accept from Seller, the Assets as described in Section 1.1 of the Purchase Agreement.  Purchaser acknowledges that it has received possession of all of the Assets as of the date of this Bill of Sale.

2. Further Assurances.  Seller and Purchaser hereby covenant and agree to execute, acknowledge and deliver, or cause to be done, executed, acknowledged and delivered, all such other and further acts, assignments, transfers, assurances and instruments as each party may reasonably request in order to obtain the full benefit of this Bill of Sale and the Purchase Agreement.

3. Purchase Agreement.  This Bill of Sale is subject to all of the terms and conditions set forth in the Purchase Agreement and nothing herein shall be deemed to modify or diminish the covenants and obligations of the parties under the Purchase Agreement.

[Signatures follow]

IN WITNESS WHEREOF, the parties have duly executed and delivered this Bill of Sale effective on the date first above written.

SELLER:

By:/s/Josh White

Name: Josh White

PURCHASER:
Greenfield Groves Inc.

By:/s/Linsday Giguiere

Name: Lindsay Giguiere
Title: President